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                            April 22, 2022

       Rik Willard
       Chief Executive Officer
       Bubblr Inc.
       21 West 46th Street
       New York, NY 10036

                                                        Re: Bubblr Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 8, 2022
                                                            File No. 333-262680

       Dear Mr. Willard:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Cover Page

   1. You disclose that GHS Investments, LLC and Proactive Capital Partners LP are offering
                                                        for resale    up to
6,000,000 shares of Common Stock issuable upon conversion of the
                                                        Company   s Series C
Preferred Stock (   Series C Preferred   ) and Warrants that these selling
                                                        shareholders may
acquire pursuant to the terms and conditions of Securities Purchase
                                                        Agreements that we
entered into with GHS and Proactive (the    Purchase Agreement   ), as
                                                        well as Warrants to
purchase Common Stock.    Please clarify what is being registered.
                                                        For example, disclose
how many shares are issuable upon conversion of the Series C
                                                        Preferred Stock and how
many shares are issuable upon exercise of the Warrants. Explain to us how you arrived
at these numbers. Also explain whether you are registering shares underlying Series C
Preferred Stock or Warrants that have not yet been issued. In this
 Rik Willard
FirstName
Bubblr Inc.LastNameRik Willard
Comapany
April       NameBubblr Inc.
       22, 2022
April 222, 2022 Page 2
Page
FirstName LastName
         regard, we note that only the Initial Closing under the Securities Purchase Agreement with
         GHS had occurred prior to the filing of the amended registration statement, and additional closings for three more tranches are contemplated. Lastly, clarify whether your reference
         to    as well as Warrants to purchase Common Stock    means that you
are registering any
         Warrants for resale.
2.       You disclose that    [t]he price at which the Selling Stockholders may
sell their shares will
         be at a fixed price of $0.40 per share or, if we are quoted on the OTCQB, at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices.
         Clarify whether this applies to the resale of the shares GHS will receive under the Equity
         Financing Agreement.
3. Please disclose here that GHS Investments, LLC is an underwriter. For guidance, refer to
         Securities Act Compliance and Disclosure Interpretation 139.13.
4. Please correct your disclosure indicating that the company may submit puts under the
         Equity Financing Agreement through December 31, 2022 or until $15.0 million in shares have been the subject of a Purchase Notice. In this regard, the Equity Financing
         Agreement and disclosure elsewhere in the prospectus indicate that puts may be delivered until 24 months after effectiveness of the registration statement or the date on which GHS has purchased an aggregate of $15.0 million worth of common stock. In addition, clarify under "The Offering" section on page 4 whether you intend for the offering to terminate on the earlier of the sale of all the shares being registered or December 31, 2022.
Equity Financing Agreement and Registration Rights Agreement with GHS, page 2

5. You disclose throughout the prospectus that the Equity Financing Agreement with GHS was entered into on March 4, 2022. The Equity Financing Agreement filed as Exhibit
         10.8 indicates the agreement is dated March 9, 2022. Please reconcile these dates.
Selling Stockholders, page 21

6. Please revise the table to list each selling stockholder separately. For shares beneficially owned by a selling stockholder that are not currently outstanding, provide footnote disclosure that details the number of shares beneficially owned and being offered upon conversion of Series C Preferred Stock, upon exercise of warrants and pursuant to the
         Equity Financing Agreement, as applicable.
Plan of Distribution, page 40

7. Please revise your plan of distribution to be consistent with the disclosure on the prospectus cover page regarding the securities being registered and how and at what price they will be sold.
8.       Please disclose any short selling of the company   s securities or
other hedging activities
         that GHS may or has engaged in, including prior to entering into the Equity Financing
         Agreement and prior to the receipt of any shares pursuant to the terms of the agreement.
 Rik Willard
Bubblr Inc.
April 22, 2022
Page 3
9. Please clarify how the provisions of Regulation M may prohibit GHS and any other
      participants in the distribution of the company   s securities from:
          engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
          purchasing shares in the open market while the equity line is in effect.
Exhibits

10. Please revise the exhibit index to provide more detailed information about each exhibit so that investors may more easily identify what has been filed as an exhibit. For example, where appropriate, identify the parties to and dates of the agreements. In this regard, you
      list three exhibits as    Employment Agreement,    two exhibits as
Common Stock Purchase
      Warrants    and two exhibits as    Securities Purchase Agreement.
These are just examples.
11. In addition, please file all material portions of the agreements. For example, the Securities
      Purchase Agreements filed as Exhibit 10.6 and 10.7 do not contain the signature pages of the counterparties. Without these signatures pages, there is no indication who the counterparties are or the subscription amount.
12. Please file an updated legality opinion that opines on the shares being registered in the revised offering.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any questions.



                                                             Sincerely,
FirstName LastNameRik Willard
                                                             Division of
Corporation Finance
Comapany NameBubblr Inc.
                                                             Office of
Technology
April 22, 2022 Page 3
cc:       Scott Doney, Esq.
FirstName LastName